

October 18, 2022

Peter J. Arduini
Chief Executive Officer
GE Healthcare Holding LLC
500 W. Monroe Street
Chicago, IL 60661

> **Re: GE Healthcare Holding LLC**
> **Registration Statement on Form 10**
> **Filed October 11, 2022**
> **File No. 001-41528**

Dear Peter J. Arduini:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10 filed October 11, 2022

Unaudited Pro Forma Condensed Combined Financial Statements, page 73

1. Please clarify in the notes to the unaudited pro forma condensed combined financial statements how the adjustments for Cash, cash equivalents, and restricted cash and All other assets were derived. In this regard please address the following:
    *   Quantify each adjustment included in adjustment (a) to arrive at $1,275,000, and
    *   Clarify how the $3 million issuance costs discussed in adjustment (a) are reflected in the All other assets adjustment of $930,000.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at 202-551-3664 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: John C. Kennedy, Esq.